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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No 2)

                          McDERMOTT INTERNATIONAL, INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    580037109
                                 --------------
                                 (CUSIP Number)

                                January 27, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 580037109
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
   (entities only)
         Al A. Gonsoulin
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)      N/A

(a) [ ]
(b) [ ]
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(3) SEC Use Only
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(4) Citizenship or Place of Organization                                   U.S.A
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Number of               (5) Sole Voting Power:                             0
Shares Bene-            --------------------------------------------------------
ficially                (6) Shared Voting Power:
Owned by                --------------------------------------------------------
by Each                 (7) Sole Dispositive Power:                        0
Reporting               --------------------------------------------------------
Person                  (8) Shared Dispositive Power:
With                    --------------------------------------------------------


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(9)Aggregate Amount Beneficially Owned by Each Reporting Person            0
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(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
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(11)Percent of Class Represented by Amount in Row 9                        0
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(12)Type of Reporting Person (See Instructions)                            IN
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
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Item 1.

Item 1(a) Name of Issuer:

         McDermott International, Inc

Item 1(b) Address of Issuer's Principal Executive Offices:

         1450 Poydras Street
         New Orleans, LA  70112

Item 2.

2(a) Name of Person Filing:

         Al A. Gonsoulin

2(b) Address or Principal Business Office or, if none, Residence:

         4655 Sweetwater Blvd., Suite 300, Sugar Land, TX 77479

2(c) Citizenship:

         U.S.A

2(d) Title of Class of Securities:

         Common Stock

2(e) CUSIP No.: 580037109


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: N/A

a.       [ ] Broker or Dealer registered under Section 15 of the Act.

b.       [ ] Bank as defined in Section 3(a)(6) of the Act.

c.       [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

d.       [ ] Investment company registered under Section 8 of the Investment
             Company Act of 1940.

e.       [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.       [ ] An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);

g.       [ ] A parent holding company or control person in accordance with Rule
             13d-1(b)(1)(ii)(G);

h.       [ ] A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

i.       [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.       [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.          Amount Beneficially Owned:

               0

b.          Percent of class

               0

c.          Number of shares as to which such person has:

               i.       Sole power to vote or to direct the vote            0

              ii.       Shared power to vote or to direct the vote

             iii.       Sole power to dispose or to direct the
                        disposition of                                      0

              iv. Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person        N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1-(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group           N/A

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


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Item 9. Notice of Dissolution of Group          N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 2006
Dated

Signature     /s/ Al A. Gonsoulin
          ---------------------------
              Al A. Gonsoulin

Name/Title